SECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February
28, 2003
MERANT plc
(Translation of
Registrant's Name Into
English)
Abbey View, Everard Close,
St. Albans, Herts England
Al1 2PS (Address of
Principal Executive
Offices)


(Indicate by check mark whether
the registrant files or
will file annual reports under
cover of Form 20-F or
Form 40-F.)
Form 20-F   X


Form 40-F _____
-------
(Indicate by check mark whether the
registrant by furnishing the
information contained in this form is
also


thereby furnishing the information to
the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act
of 1934.)
Yes   X	                           No
_____
-------
(If "Yes" is marked, indicate below the
file
number
assigned to the registrant in connection with
Rule 12g3-2 (b): 82-795.)
LONDON STOCK EXCHANGE
ANNOUNCEMENT
For further information please contact:

Merant
Gerald Perkel
Chief Executive Officer
+1 (503) 617 2735
Gerry.Perkel@merant.co
m
Merant
Scott Hildebrandt
Chief Financial Officer
+1 (503) 617 2401
Scott.Hildebrandt@merant.co
m
Financial Dynamics
Harriet Keen,
Emma Rutherford
+44 (0) 20 7831 3113


Merant Announces Third Quarter Financial
 Results
Improved operating profits for fourth
consecutive
 quarter

St. ALBANS, UK and HILLSBORO, OREGON, US
27 February 2003 - Merant (London Stock
 Exchange
(LSE)
: MRN; Nasdaq National Market (NNM): MRNT),
 a
leading
provider of software and services for
managing
code,
content
and other business-critical assets,
announces
results
for the
third quarter of fiscal year 2003
ended 31
January,
2003.
Financial figures and comparisons
presented
below are
on
the basis of continuing operations.

Key Third Quarter Results - Highlights:

*Operating profits grew to $1.4 million
*(a 5 percent operating margin)
*Positive cash flow from operations of
*$2.3 million (excluding the cash impacts
of
restructuring)
*Total revenue growth of 4 percent
sequentially
and
*1 percent year on year
*License fees grew 7 percent sequentially
and 3
percent
* year on year with 18 transactions valued
at over
$100,000
*Maintenance fee revenue accounted for 50 percent of
* total revenue for the quarter
*Gross margins grew sequentially to 79.5 percent
(Q2 2003
* margins were 78.9 percent)
*Increased strategic investment to grow
market
share and
*extend into adjacent markets
*Sales pipeline strengthening including
initial
order from
* new US DoD agreement
*Cash of $75.2 million, with no debt at
 end of
third quarter
*Separate announcement of proposed trust repurchase of
* 4.3 million shares

US $ (m)
Q3 2003
Q2 2003
Q3 2002
Revenue
30.3
29.3
30.1
EBITA  (loss)
(Earnings (loss) before interest, taxes
and
amortization)
1.4
0.4
(6.8)
Profit (loss) before taxes including
interest income*
1.6
0.8
(6.4)
Earnings (loss) per share *
0.02
0.01
(0.05)
Goodwill amortization, taxes and
exceptional charges
(1.3)
(7.1)
(20.3)
Net Income
0.3
(6.3)
(26.7)
    * Before exceptional restructuring
 charges, taxes
and goodwill amortization

Gerry Perkel, President and CEO of
Merant
commented:

We are very pleased to report that
we have
seen our
operating profit
performance improve for the fourth
consecutive
quarter
in spite of very
challenging market conditions,
said Gerry
Perkel,
President and CEO.
Our new management team, most of
whom joined
the
company within
the last year, is committed to
continuing the
improvement
in profits
through focused cost management
and by driving
revenue
growth.
I am especially pleased that we
have been able
to engineer
this
improvement while simultaneously
increasing
investments
in new
growth opportunities.  We are
increasing our
investments
in our
existing technology base with the
goal of both
improving
market
share in our current markets and
extending our
technology
to
adjacent markets.

As we look forward we are pleased
to see that our
sales
pipeline
looks even stronger going into the
company's fourth
quarter
than
it did going into the third quarter,
Perkel
continued.
While we
continue to focus on improving results,
 our strategic
investments
should begin to drive additional growth
in our next
fiscal
year.
We look to leverage that growth to drive
improved
profitability
with a multi-year goal of creating
sustainable
15
percent
operating
margins. While we still have a great deal of work to do,
I am very
pleased with the progress we have made to date and am excited about the opportunities we see for the future.

Third Quarter Results:

Operating earnings before interest
and taxes
(excluding
charges
for
goodwill amortization and restructuring) in the third quarter increased to a profit of $1.4 million compared to the $0.4 million
profit
reported
in the second quarter, and the ($6.8)
million loss
reported
in the
previous
year's third quarter.  Revenue for the
third quarter
increased
4% sequentially
to $30.3 million from the $29.3 million
reported for
the second
quarter
and increased 1% compared to the $30.1
 million reported
in the
third
quarter of the previous year.

License fee revenue accounted for
approximately
38 percent
of total
revenue for the third quarter, and
increased 7
percent
compared to
the second quarter.  The company
recorded 18
license
fee
transactions
during the quarter valued at over
$100,000
leaving
67
percent of total
license fees made up of deals valued at
less
than
$100,000.
Software
configuration management products (SCM)
represented
95
percent of
total license fee revenue in the third
quarter,
of
which
41 percent was
PVCS Dimensions (the industry's highest
rated
SCM
suite)
and 59
percent was PVCS Professional (the
industry's
most
popular
SCM tool set).  Third quarter average
license
fee
transaction
size
 (excluding maintenance and consulting deal value) was $50,000 for PVCS Dimensions products.

Maintenance fee revenue accounted for 50 percent of total revenue for the quarter. The remaining 12 percent of third quarter revenue consisted of consulting and training fees.
North
American
sales
for the third quarter represented 62
percent of
total
revenue.
European sales represented 32 percent
of total
revenue
with
Asia-Pacific sales accounting for 6
percent.

The company continues to see robust
spending
in the
U.S.
government sector.  During the third
quarter
the
company
secured a Blanket Purchase Agreement
with the
U.S.
Departmen
of Defense (DoD) for the DoDs Enterprise
Software
Initiative
(ESI).  The ESI is a joint project designed
to
implement
a true
software enterprise management process within the entire
Department of Defense. Merant received an initial order with the U.S. Navy under this new federal program during the third quarter.

Gross margins were 79.5 percent during the third quarter, compared to 78.9 percent in the second quarter. Total costs associated with continuing operations, excluding goodwill amortization and restructuring charges, were $28.9 million, down substantially from $36.9 million reported in the third quarter last year.
The company ended the third quarter with 585 employees.

The company ended the quarter with $75.2 million in cash and marketable securities and no debt.
Operating cash
flow
(excluding restructuring) was $2.3 million during the quarter with depreciation of $0.8 million and positive working capital change of $0.1 million.

Third quarter deferred revenue of $39.9 million grew $5.9 million compared to the second quarter as the company recorded a significant amount of maintenance contract renewals during the quarter.
Days
sales outstanding (DSO) improved to 77 days in the third quarter compared to 112 days in the third quarter of fiscal 2002, but increased compared to the second quarter due to the growth in renewals of maintenance contracts. Maintenance contracts are booked as deferred revenue when the contract is renewed and are paid up front, with normal payment terms. Deferred maintenance revenue is ratably recognized as revenue over the term of the maintenance contract.

During the third quarter the company purchased
an
additional
0.2
million shares for cancellation as part of the company's buy back program approved by shareholders on 6 June, 2002.
The company
has now completed its return of capital through share buybacks originally announced in December of 2001, with a total share re
-purchase of approximately 35 million or 32.2 million
 shares,
representing 24% of the then outstanding stock.
The
company
committed in December of 2001 to repurchase 35 million of
 company stock.

Separately, the company announces today that,based
 on
 the
approval
 of the Merant Board of Directors, it is directing
Merant
 Trustees
 Limited, the trustee of Merant's 1994 Employee
 Benefit
Trust and
 2003 Employee Benefit Trust, to commence the
 purchase of
 up to
 approximately 4.3 million ordinary shares
 (equating to
 approximately
 4.2 percent of the Company's currently issued
share
capital)
 for use
 under Merant's 1999 Employee Share Purchase Plan
 and
 2003
 Share
 Incentive Plan administered through such trusts.
 The
specific
 periodic
 amounts purchased, timing, price to be paid and method
of
 purchase
 shall be at the discretion of the trustee, subject to certain restrictions
 and price conditions imposed by Merant.
 These periodic
purchases
 are expected to be funded out of the existing cash resources of
 Merant
 group companies. The company is directing the trustee
 to
initiate
 purchases
 beginning 4 March 2003.

Business Outlook and Strategic Direction

The company remains cautious regarding
 revenue and
earnings
 performance over the next several quarters as global
recessionary
 pressures continue to limit information
technology
and
software
 development spending. However, the company has
 resized
 the
 business to allow for these economic realities and has
returned to
 profitability while providing for increased expenses relating to new product introductions. This commitment to fund
future growth
 while at the same time increasing profitability is at
 the core of the
 company's strategy looking forward. The company continues to be committed to increasing its already strong market share in the
 SCM space, and will continue to invest to deliver the best customer solutions with its Professional and Dimensions
 SCM
tools.
  In addition,
 current initiatives aimed at driving incremental revenue
beyond the
company's current core client server SCM market are:

*Growing market share in the SCM market
 though
 the extension
* of our current product capability to
the
mainframe environment
* in addition to the current offerings
 in
client server
environment.
*Continued focus on web content management initiatives, including
* enhancements to Merant Collage, an open, standards-based,
 J2EE
* content management solution that offers enterprise-class
capability
* and seamless integration with SCM
 solutions
 for a fraction
of the
* price of competitive offerings. While this
is a new product
 and
* growth opportunity for the company (only 3% of total revenues
* represent web content management products) the company has
* closed over 30 deals in the current fiscal year.
*Enriching our strong PVCS Dimensions product
 feature
set to
* focus on the life sciences market, and other process management
* market opportunities. The company is increasing its focus on
*several market segments, including regulated industries
*such as life sciences where it can provide solutions to
* help reduce compliance risks and software validations costs,
* as well as improve quality, repeatability and accountability.

While we are realizing revenues today from Merant
 Collage,
 the majority of these initiatives will not add
incrementa
 revenue to the company until the beginning of fiscal
 2004.

Over the longer term, once the economic conditions begin to improve and key products emerge from our increased
 growth investments, the company's goal is to generate a
sustainable 15 percent operating margin on sales.

Conference Call

A conference call has been scheduled for today

at
 4:00 p.m. GMT (11:00 a.m. US EST) for
investors,
 analysts and press. For those wishing to participate in the call, the telephone numbers are UK:
 +44 (0)
20 7162 0125; US: 1 800 513 7968.  The
replay
of
 the conference call will be available for two
weeks
 after the conference call. Replay numbers are
 UK:
 +44 (0) 20 8288 4459; US: 1 800 495 0250,
passcode
 737722.

About Merant

Merant's software and services give companies the most flexible control of code, content and workflow,
 enabling them to better view, track, protect and
re-use
 these business-critical assets. More than 90 of the
 Fortune
 100 rely on Merant's cost-effective solutions to automate
 business processes, significantly boosting productivity, visibility and overall ROI. For more information,
 please
 visit www.merant.com.

Forward-Looking Statements

The following statement is made in accordance with the
 U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements that
 include statements regarding expectations for future
financial results and results of operations,
 business
strategy,
 and prospects, including the growth and/or performance of our software configuration management and other businesses and related revenues. When used in this release the words "anticipate", "believe", "estimate",
"intend",
"expect", "goal," "realize", "likely",, "unlikely", and other similar
expressions, as they relate to Merant or its
 management,
are intended to identify these forward-looking statements.
 These forward-looking statements involve a number
 of
 risks
 and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements.
 Future
 results will be difficult to predict as Merant continues to transform its business strategy to focus on its software configuration management and web content management products and services.
  Merant's ability to recruit and retain key personnel, especially in the sales and business units and at the management level,
 could materially alter financial results and plans
 for
 the sales
and business units. Other factors that could cause actual
 results
 to differ materially include, among others, the extent
to
 which
 the current weakness and uncertainty in the economic
 climate
generally and in IT spending in particular
 continues,
the ability
 of Merant to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of
 products
 or
 services, the ability of Merant to develop, release, market and sell products and services to customers in the
highly
dynamic market for the company's products, the potential
 need for software configuration management and web content
 management products to shift based on changes in technology and customer needs, the effect of competitors efforts to enter
Merant's markets and the possible success of new and existing competitors in those markets, and Merant's ability to
manage and
 integrate acquired businesses or other businesses that
 it may
acquire in the future.
Further information on potential factors which could
 affect
Merant's financial results and operations are found in
 filings
 or submissions on Form 6-K as periodically submitted
to the
 SEC, and in Merant's Annual report on Form 20-F for
the year
ended April 30, 2002. Merant undertakes no obligation to
 release
 publicly any updates or revisions to any forward-looking
statements
 contained in this release that may reflect events or circumstances occurring after the date of this release.

Financial Statement Information

The financial information contained in this report
 does
not
 represent the Company's full statutory accounts.
 The
 financial
 information relating to the first and second quarters
 of fiscal
 2003 and fiscal 2002 is unaudited and no accounts have been delivered to the U.K. Registrar of Companies.
 Statutory
accounts
 dealing with fiscal 2002 have been delivered to the U.K.
 Registra
 of Companies and the Company's auditors made a report
under
 section 235 on these accounts which was
unqualified
 and did
 not contain a statement under section 237(2) or section
 237(3)
 of the Companies Act 1985.

U.S. Securities Filings

Copies of Merant's Annual Report to Shareholders
 and
Annual
 Report on Form 20-F for the year ended April 30, 2002,
 as well
 as its periodic reports on Form 6-K, are available upon request to Merant's offices in Hillsboro, OR or St. Albans,
United Kingdom
 and are also available on the SEC website located at http://www.sec.gov.





Merant plc
Management Trading Statement using UK GAAP results in USD





(unaudited)
Three months ending:
Nine months ending

Jan-31
Jan-31
Jan-31
Jan-31

2003
2002
2003
2002

$'000
$'000
$'000
$'000
Revenue: continuing business




      Licence fees
11,514
11,175
33,417
35,370
      Maintenance subscriptions
15,172
14,170
44,398
43,119
      Training and consulting
3,627
4,786
11,236
15,796
Total revenue
30,313
30,131
89,051
94,285
Cost of revenue: continuing business




      Cost of licence fees
824
623
1,943
1,518
      Cost of maintenance subscriptions
1,959
2,101
6,002
6,202
      Cost of training and consulting
3,439
5,251
10,463
14,962
Total cost of revenue
6,222
7,975
18,408
22,682
Gross profit
24,091
22,156
70,643
71,603
Operating expenses




      Research and development
6,802
6,271
20,256
19,116
      Sales and marketing
12,449
17,437
36,952
50,729
      General and administrative
3,456
5,252
11,495
14,868
Total operating expenses, excluding
amortisation
22,707
28,960
68,703
84,713
Operating profit (loss) before amortisation
1,384
(6,804)
1,940
(13,110)
Interest income, net
245
437
1,003
1,872
Profit (loss) before taxes, amortisation and
exceptional
 items
1,629
(6,367)
2,943
(11,238)
Amortisation of goodwill
(1,321)
(10,616)
(18,983)
(31,759)
Profit (loss) before taxes and exceptional
items
308
(16,983)
(16,040)
(42,997)
Exceptional items:




Cost of fundamental restructuring
0
(6,664)
(3,603)
(9,913)
Gain on disposal of business division
0
(3,064)
0
1,771
Provision for loss on disposal of fixed assets
0
0
0
(2,525)
Profit (loss) before taxation
308
(26,711)
(19,643)
(53,664)
Taxation
0
0
(0)
0
Profit (loss) for the period from continuing

operations,

 after


taxation
308
(26,711)
(19,643)
(53,664)
Profit (loss) from discontinued operations
0
0
0
(3,013)

308
(26,711)
(19,643)
(56,677)
Profit (loss) per share before taxes,
amortisation
 and
exceptional items



Profit (loss) per ordinary share: basic &
diluted
$0.02
($0.05)
$0.03
($0.09)
Profit (loss) per ADR equivalent: basic &
 diluted
$0.08
($0.25)
$0.14
($0.44)
Net Profit (loss) per share for the period




Profit (loss) per ordinary share: basic &
 diluted
$0.00
($0.21)
($0.19)
($0.44)
Profit (loss) per ADR equivalent: basic &
 diluted
$0.02
($1.04)
($0.97)
($2.20)





Ordinary shares - basic & diluted
98,645
128,872
101,618
128,577
ADR equivalents - basic & diluted
19,729
25,774
20,324
25,715







Merant plc  -  CONSOLIDATED PROFIT & LOSS
 ACCOUNT





(unaudited)
Three months ending:
Nine months ending

Jan-31
Jan-31
Jan-31
Jan-31

2003
2002
2003
2002

$'000
$'000
$'000
$'000
Revenue: continuing business




      Licence fees
11,514
11,175
33,417
35,370
      Maintenance subscriptions
15,172
14,170
44,398
43,119
      Training and consulting
3,627
4,786
11,236
15,796

30,313
30,131
89,051
94,285
Revenue: discontinued business
0
0
0
44,589
Total revenue
30,313
30,131
89,051
138,874
Cost of revenue: continuing business




      Cost of licence fees
824
623
1,943
1,518
      Cost of maintenance subscriptions
1,959
2,101
6,002
6,202
      Cost of training and consulting
3,439
5,251
10,463
14,962

6,222
7,975
18,408
22,682
Cost of revenue: discontinued business
0
0
0
7,212
Total cost of revenue
6,222
7,975
18,408
29,894
Gross profit
24,091
22,156
70,643
108,980
Operating expenses




      Research and development
6,802
6,271
20,256
28,108
      Sales and marketing
12,449
17,437
36,952
68,584
      General and administrative
3,456
5,252
11,495
19,923
Total operating expenses, excluding amortisation
22,707
28,960
68,704
116,615
Operating profit (loss) before amortisation
1,384
(6,804)
1,939
(7,635)
Amortisation of goodwill
(1,321)
(10,616)
(18,983)
(40,248)
Operating profit (loss):




      Continuing business
63
(17,420)
(17,044)
(44,870)
      Discontinued business
0
0
0
(3,013)
Total operating profit (loss)
63
(17,420)
(17,044)
(47,883)
Exceptional items:




      Cost of fundamental restructuring
0
(6,664)
(3,603)
(9,913)
      Gain on disposal of business division
0
(3,064)
0
1,771
      Provision for loss on disposal of fixed
 assets
0
0
0
(2,524)
      Amounts written off investments
0
0
0
0
Operating profit (loss), before interest income
63
(27,148)
(20,647)
(58,549)
Interest income, net
245
437
1,003
1,872
Profit (loss) before taxation
308
(26,711)
(19,644)
(56,677)
Taxation
0
0
(0)
0
Profit (loss) for the period after taxation
308
(26,711)
(19,644)
(56,677)





Profit (loss) per ordinary share: basic & diluted
$0.00
($0.21)
($0.19)
($0.44)
Ordinary shares - basic & diluted
98,645
128,872
101,618
128,577









Merant plc  -  CONSOLIDATED BALANCE SHEET








(unaudited)
Jan-31
Oct-31
Apr-30

2003
2002
2002

$000
$000
$000
Fixed assets



      Intangible fixed assets
15,694
15,693
31,802
      Tangible fixed assets
3,101
6,948
9,174
      Investment
7,909
8,201
8,553
Total fixed assets
26,704
30,842
49,529
Current assets:



      Stock
120
130
137
      Trade debtors
25,677
20,893
32,226
      Other debtors and prepaid expenses
5,167
7,934
4,460
      Cash and bank deposits
75,235
76,510
104,565
Total current assets
106,199
105,467
141,388
Creditors: amounts falling due within
one year



      Trade creditors
2,774
2,896
3,814
      Accrued employee compensation
8,347
9,599
7,621
      Current corporation tax
13,607
13,882
14,499
      Accrued expenses and other current
 liabilities
9,743
12,198
18,247
      Deferred revenue
39,871
33,927
40,754
Total current liabilities
74,342
72,502
84,935
Net current assets
31,857
32,965
56,453
Total assets less current liabilities
58,561
63,807
105,982
Provision for liabilities and charges
7,927
13,765
19,421
Net assets
50,634
50,042
86,561
Capital and reserves



      Called up share capital
3,456
3,289
3,358
      Share premium account
330,874
314,264
293,262
      Capital redemption reserve
1,482
1,400
1,018
      Profit and loss account
-285,178
-268,911
-211,077
Total shareholders' equity
50,634
50,042
86,561



Additional Information:
NONE
END
SIGNATURES
Pursuant to the requirements of
the
Securities Exchange
Act of 1934, the registrant has
duly
caused this report to
be signed on its behalf by the
undersigned, thereunto duly
authorized.
MERANT plc
(Registrant)
Date:  February 28, 2003


By: /s/ Stephen Going

--------------------------
------------
Stephen Going
	Vice
President & General
Counsel